                                   FORM 11-K

            [   X  ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1995

                                       OR

           [     ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number 1-2380

 A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    Aviall, Inc. Employee Savings Plan

 B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

    Aviall, Inc.
    2055 Diplomat Drive
    Dallas, Texas  75234-8989





                                 Page 1 of  21
                     The Exhibit Index appears on Page 20.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              AVIALL, INC. EMPLOYEE SAVINGS PLAN



                         By:  /s/ Jeffrey J. Murphy
                              ---------------------------------------------
                              Jeffrey J. Murphy
                              Chairman, Aviall, Inc. Employee Savings Plan

                         By:  /s/ Jacqueline K. Collier
                              ---------------------------------------------
                              Jacqueline K. Collier
                              Vice President and Controller, Aviall, Inc.



Date:  June 28, 1996

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
- --------------------------------------------------------------------------------


                                                                                                                      Page
                                                                                                                      ----
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Financial Statements:

    Statement of Net Assets Available for Plan Benefits with Fund Information
    as of December 31, 1995     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

    Statement of Net Assets Available for Plan Benefits with Fund Information
    as of December 31, 1994     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

    Statement of Changes in Net Assets Available for Plan Benefits with
    Fund Information for the Year Ended December 31, 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

    Statement of Changes in Net Assets Available for Plan Benefits with
    Fund Information for the Year Ended December 31, 1994   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes
    as of December 31, 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

    Item 27d - Schedule of Reportable Transactions for the Year Ended
    December 31, 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19


All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable, are not required, or the information required to be set forth therein is included in the financial statements or the accompanying notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Aviall, Inc. Employee Savings Plan at December 31, 1995 and December 31, 1994 and the changes in net assets available for plan benefits for each of the years ended December 31, 1995 and December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Dallas, Texas
June 25, 1996

AVIALL, INC.
EMPLOYEE SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995
- --------------------------------------------------------------------------------



                                               Fund A          Fund B        Fund D        Fund E
                                            ------------     ----------    ----------    ----------
                      ASSETS

 Investments:
   Guaranteed investment contracts          $          -    $         -    $        -    $        -
   Pooled investment funds                             -     12,104,974     6,899,364     5,714,552
   Common stock of participating employer      1,831,525              -             -             -
   Participant loans receivable                        -              -             -             -
       Interest rates:
             High-11.5%/Low-6.0%
                                            ------------     ----------    ----------    ----------
       Total investments                       1,831,525     12,104,974     6,899,364     5,714,552

 Contributions receivable and other                   48             74           271            93
                                            ------------     ----------    ----------    ----------
       Total assets                         $  1,831,573    $12,105,048    $6,899,635    $5,714,645
                                            ------------     ----------    ----------    ----------


                    LIABILITIES

 Other liabilities                          $        433    $     7,104    $    7,491    $    3,372
                                            ------------     ----------    ----------    ----------
       Total liabilities                             433          7,104         7,491         3,372
                                            ------------     ----------    ----------    ----------
 Net assets available for Plan benefits     $  1,831,140    $12,097,944    $6,892,144    $5,711,273
                                            ============     ==========    ==========    ==========

                                                        Fund F         Loan Fund          Total
                                                     ------------    -------------    --------------
                        ASSETS

 Investments:
     Guaranteed investment contracts                 $  7,516,038    $           -    $    7,516,038
     Pooled investment funds                            1,189,571                -        25,908,461
     Common stock of participating employer                     -                -         1,831,525
     Participant loans receivable                               -        2,512,905         2,512,905
         Interest rates:
                  High-11.5%/Low-6.0%
                                                     ------------    -------------    --------------
         Total investments                              8,705,609        2,512,905        37,768,929

 Contributions receivable and other                            12                -               498
                                                     ------------    -------------    --------------
         Total assets                                $  8,705,621    $   2,512,905    $   37,769,427
                                                     ------------    -------------    --------------

                     LIABILITIES

 Other liabilities                                   $      3,584    $           -    $       21,984
                                                     ------------    -------------    --------------
         Total liabilities                                  3,584                0            21,984
                                                     ------------    -------------    --------------
 Net assets available for Plan benefits              $  8,702,037    $   2,512,905    $   37,747,443
                                                     ============    =============    ==============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994
- --------------------------------------------------------------------------------


                                                   Fund A           Fund B            Fund C          Fund D
                                                ------------     ------------      -----------     -------------
                      ASSETS

Investments:
  Guaranteed investment contracts               $          -     $          -      $         -     $           -
  Pooled investment funds                                  -       10,102,727                -         5,689,791
  Common stock of participating employer           1,225,923                -                -                 -
  Other common stock                                       -                -          605,501                 -
  Participant loans receivable                             -                -                -                 -
               Interest rates:
                      High-11.5%/Low-6.0%
                                                ------------     ------------      -----------     -------------
               Total investments                   1,225,923       10,102,727          605,501         5,689,791

Contributions receivable and other                    10,248           48,318                -            31,764
                                                ------------     ------------      -----------     -------------

               Total assets                     $  1,236,171     $ 10,151,045      $   605,501     $   5,721,555
                                                ------------     ------------      -----------     -------------

                    LIABILITIES

Other liabilities                               $          -     $          -      $         -     $           -

Transfer payable to Aviation Sales Plan                2,195          351,264           10,365           242,808
                                                ------------     ------------      -----------     -------------
               Total liabilities                       2,195          351,264           10,365           242,808
                                                ------------     ------------      -----------     -------------
Net assets available for Plan benefits          $  1,233,976     $  9,799,781      $   595,136     $   5,478,747
                                                ============     ============      ===========     =============


                                                      Fund E           Fund F          Loan Fund         Total
                                                  -------------     ------------     -------------    -------------
                      ASSETS

Investments:
  Guaranteed investment contracts                 $           -     $ 10,365,301     $           -     $ 10,365,301
  Pooled investment funds                             6,331,372          391,515                 -       22,515,405
  Common stock of participating employer                      -                -                 -        1,225,923
  Other common stock                                          -                -                 -          605,501
  Participant loans receivable                                -                -         2,246,881        2,246,881
               Interest rates:
                      High-11.5%/Low-6.0%
                                                  -------------     ------------     -------------    -------------
               Total investments                      6,331,372       10,756,816         2,246,881       36,959,011

Contributions receivable and other                       42,898           19,328                 -          152,556
                                                  -------------     ------------     -------------    -------------
               Total assets                       $   6,374,270     $ 10,776,144     $   2,246,881     $ 37,111,567
                                                  -------------     ------------     -------------    -------------

                    LIABILITIES

Other liabilities                                 $           -     $     10,012     $           -     $     10,012

Transfer payable to Aviation Sales Plan                 201,462          737,537            66,860        1,612,491
                                                  -------------     ------------     -------------    -------------
               Total liabilities                        201,462          747,549            66,860        1,622,503
                                                  -------------     ------------     -------------    -------------
Net assets available for Plan benefits            $   6,172,808     $ 10,028,595     $   2,180,021     $ 35,489,064
                                                  =============     ============     =============    =============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------


                                              Fund A           Fund B           Fund C          Fund D
                                          -------------     ------------     ------------    -------------
Beginning balance                         $   1,233,976    $   9,799,781     $    595,136    $   5,478,747

Investment income:
          Dividends                              15,896          639,981                -          452,983
          Interest                                    -                -                -                -
                                          -------------     ------------     ------------    -------------
                                                 15,896          639,981                0          452,983

Net appreciation (depreciation)
          in fair value of investments          361,919        2,880,638           61,970        1,451,464

Contributions:
          Employer contributions                 36,387          156,141                -          107,237
          Employee contributions                297,684        1,384,788                -          932,538
                                          -------------     ------------     ------------    -------------
                                                334,071        1,540,929                0        1,039,775

Participant loan repayments                      56,858          256,339                -          217,300
Interfund transfers                             119,594          347,095         (428,286)         219,964
                                          -------------     ------------     ------------    -------------
          Total additions                       888,338        5,664,982         (366,316)       3,381,486

Distributions and other                         (67,683)      (1,130,592)         (85,432)        (568,765)
Plan fees and expenses                           (1,266)         (10,796)            (278)          (6,306)
Loans to participants                           (81,771)        (541,993)         (11,156)        (317,999)
                                          -------------     ------------     ------------    -------------
          Total deductions                     (150,720)      (1,683,381)         (96,866)        (893,070)

Net increase (decrease) in
          Plan assets                           737,618        3,981,601         (463,182)       2,488,416

Transfer to Dallas Airmotive Plan              (140,454)      (1,683,438)        (131,954)      (1,075,019)
                                          -------------     ------------     ------------    -------------
          Net assets at end of period     $   1,831,140    $  12,097,944     $          0    $   6,892,144
                                          =============     ============     ============    =============



                                                Fund E            Fund F         Loan Fund           Total
                                            --------------    -------------    --------------    -------------
Beginning balance                           $    6,172,808    $  10,028,595    $    2,180,021    $  35,489,064

Investment income:
          Dividends                                312,402          606,430                 -        2,027,692
          Interest                                       -                -           137,100          137,100
                                            --------------    -------------    --------------    -------------
                                                   312,402          606,430           137,100        2,164,792

Net appreciation (depreciation)
          in fair value of investments             472,208                -                 -        5,228,199

Contributions:
          Employer contributions                   131,671          119,281                 -          550,717
          Employee contributions                 1,060,448          872,833                 -        4,548,291
                                            --------------    -------------    --------------    -------------
                                                 1,192,119          992,114                 0        5,099,008

Participant loan repayments                        191,221          187,178          (908,896)               0
Interfund transfers                               (680,092)         421,725                 -                0
                                            --------------    -------------    --------------    -------------
          Total additions                        1,487,858        2,207,447          (771,796)      12,491,999

Distributions and other                           (561,432)      (1,567,199)         (190,542)      (4,171,645)
Plan fees and expenses                              (6,482)            (122)                -          (25,250)
Loans to participants                             (340,187)        (439,350)        1,732,456                0
                                            --------------    -------------    --------------    -------------
          Total deductions                        (908,101)      (2,006,671)        1,541,914       (4,196,895)

Net increase (decrease) in
          Plan assets                              579,757          200,776           770,118        8,295,104

Transfer to Dallas Airmotive Plan               (1,041,292)      (1,527,334)         (437,234)      (6,036,725)
                                            --------------    -------------    --------------    -------------
          Net assets at end of period       $    5,711,273    $   8,702,037    $    2,512,905    $  37,747,443
                                            ==============    =============    ==============    =============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------


                                             Fund A           Fund B            Fund C          Fund D
                                         -------------     -------------    --------------   -------------
Beginning balance                        $     286,341     $   4,884,485    $    1,308,011   $           -

Investment income:
         Dividends                              27,859           425,179                 -         278,926
         Interest                                    -                 -                 -               -
                                         -------------     -------------    --------------   -------------
                                                27,859           425,179                 0         278,926

Net appreciation (depreciation)
         in fair value of investments         (669,494)           49,529          (150,463)       (142,111)

Contributions:
         Employer contributions                 46,729           160,160                 -          54,358
         Employee contributions                389,111         1,709,458                 -       1,007,408
                                         -------------     -------------    --------------   -------------
                                               435,840         1,869,618                 0       1,061,766

Participant loan repayments                     56,096           198,111               833         127,772
Interfund transfers                          1,199,845         3,471,776          (474,344)      4,780,873
                                         -------------     -------------    --------------   -------------

         Total additions                     1,050,146         6,014,213          (623,974)      6,107,226

Distributions and other                        (40,451)         (405,977)          (50,554)       (203,262)
Plan fees and expenses                          (2,792)           (7,551)           (1,013)           (525)
Loans to participants                          (57,073)         (334,125)          (26,969)       (181,884)
                                         -------------     -------------    --------------   -------------
         Total deductions                     (100,316)         (747,653)          (78,536)       (385,671)

Net increase (decrease) in
         Plan assets                           949,830         5,266,560          (702,510)      5,721,555

Transfer to Aviation Sales Plan                 (2,195)         (351,264)          (10,365)       (242,808)
                                         -------------     -------------    --------------   -------------

         Net assets at end of period     $   1,233,976     $   9,799,781    $      595,136   $   5,478,747
                                         =============     =============    ==============   =============


                                                Fund E            Fund F          Loan Fund         Subtotal
                                            --------------     ------------     -------------    --------------
Beginning balance                           $            -     $          -     $   1,795,429    $    8,274,266

Investment income:
         Dividends                                 205,857                -                 -           937,821
         Interest                                        -          699,876            89,803           789,679
                                            --------------     ------------     -------------    --------------
                                                   205,857          699,876            89,803         1,727,500

Net appreciation (depreciation)
         in fair value of investments              (64,093)               -                 -          (976,632)

Contributions:
         Employer contributions                     64,307           39,386                 -           364,940
         Employee contributions                  1,227,686          875,013                 -         5,208,676
                                            --------------     ------------     -------------    --------------
                                                 1,291,993          914,399                 0         5,573,616

Participant loan repayments                        138,433          155,569          (859,242)         (182,428)
Interfund transfers                              5,081,707       10,031,962                 -        24,091,819
                                            --------------     ------------     -------------    --------------

         Total additions                         6,653,897       11,801,806          (769,439)       30,233,875

Distributions and other                            (81,629)        (717,541)          (72,912)       (1,572,326)
Plan fees and expenses                                (565)         (11,198)                -           (23,644)
Loans to participants                             (197,433)        (306,935)        1,293,803           189,384
                                            --------------     ------------     -------------    --------------
         Total deductions                         (279,627)      (1,035,674)        1,220,891        (1,406,586)

Net increase (decrease) in
         Plan assets                             6,374,270       10,766,132           451,452        28,827,289

Transfer to Aviation Sales Plan                   (201,462)        (737,537)          (66,860)       (1,612,491)
                                            --------------     ------------     -------------    --------------
         Net assets at end of period        $    6,172,808     $ 10,028,595     $   2,180,021    $   35,489,064
                                            ==============     ============     =============    ==============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994 (CONTINUED)
- --------------------------------------------------------------------------------


                                                     Subtotal             Fund G            Fund H           Fund I
                                                  ---------------     --------------     -------------    --------------
Beginning balance                                 $     8,274,266    $    13,064,237     $     980,782    $    1,712,215

Investment income:
           Dividends                                      937,821                  -                 -             7,737
           Interest                                       789,679            255,419             8,130                 -
                                                  ---------------     --------------     -------------    --------------
                                                        1,727,500            255,419             8,130             7,737

Net appreciation (depreciation)
           in fair value of investments                  (976,632)                 -                 -           (54,316)

Contributions:
           Employer contributions                         364,940            183,647            18,827            26,986
           Employee contributions                       5,208,676            528,550            46,340           312,533
                                                  ---------------     --------------     -------------    --------------
                                                        5,573,616            712,197            65,167           339,519

Participant loan repayments                              (182,428)           105,339             9,241            14,994
Interfund transfers                                    24,091,819        (13,710,362)       (1,034,435)       (2,002,277)
                                                  ---------------     --------------     -------------    --------------
           Total additions                             30,233,875        (12,637,407)         (951,897)       (1,694,343)

Distributions and other                                (1,572,326)          (310,793)          (14,105)           (6,199)
Plan fees and expenses                                    (23,644)           (14,551)           (3,006)           (3,788)
Loans to participants                                     189,384           (101,486)          (11,774)           (7,885)
                                                  ---------------     --------------     -------------    --------------
           Total deductions                            (1,406,586)          (426,830)          (28,885)          (17,872)

Net increase (decrease) in Plan assets                 28,827,289        (13,064,237)         (980,782)       (1,712,215)

Transfer to Aviation Sales Plan                        (1,612,491)                 -                 -                 -
                                                  ---------------     --------------     -------------    --------------
           Net assets at end of period            $    35,489,064     $            0     $           0    $            0
                                                  ===============     ==============     =============    ==============




                                                            Fund J             Fund K            Total
                                                        --------------    ---------------   ---------------
Beginning balance                                       $   4,321,963     $    2,858,241   $     31,211,704

Investment income:
           Dividends                                             2,209              1,963           949,730
           Interest                                                  -                  -         1,053,228
                                                        --------------    ---------------   ---------------
                                                                 2,209              1,963         2,002,958

Net appreciation (depreciation)
           in fair value of investments                        (54,479)           (25,676)       (1,111,103)

Contributions:
           Employer contributions                               59,703             41,128           695,231
           Employee contributions                              181,309            111,554         6,388,962
                                                        --------------    ---------------   ---------------
                                                               241,012            152,682          7,084,193

Participant loan repayments                                     32,306             20,548                 0
Interfund transfers                                         (4,379,680)       (2,965,065)                 0
                                                        --------------    ---------------   ---------------

           Total additions                                  (4,158,632)       (2,815,548)         7,976,048

Distributions and other                                       (108,596)           (19,618)       (2,031,637)
Plan fees and expenses                                          (5,485)            (4,086)          (54,560)
Loans to participants                                          (49,250)           (18,989)                0
                                                        --------------    ---------------   ---------------
           Total deductions                                   (163,331)           (42,693)       (2,086,197)

Net increase (decrease) in Plan assets                      (4,321,963)       (2,858,241)         5,889,851

Transfer to Aviation Sales Plan                                      -                  -        (1,612,491)
                                                        --------------    ---------------   ---------------
           Net assets at end of period                  $            0    $             0   $    35,489,064
                                                        ==============    ===============   ===============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    The following description of the Aviall, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    GENERAL

    The Plan was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was created due to the spin-off by Ryder System, Inc. ("Ryder") of its aviation segment to form a new company, Aviall, Inc. (the "Company") as of December 7, 1993. All participants of the aviation segment in the Ryder Employee Savings Plan were automatically enrolled in the new Plan. The participants' investment balances were transferred to the new Plan at its inception.

    The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

    Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, new employees of the Company are eligible to participate in the Plan; however, any employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan.

    PLAN INVESTMENT

    Effective April 1, 1994, Putnam Investments became the Plan trustee and custodian of Plan assets. Putnam Investments maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated based on number of shares attributed to participants' accounts. The Plan's previous trustee, Bankers Trust Company, allocated earnings monthly based on units of investment.

    Investment Fund A ("Fund A") - Company Stock Fund: Fund A consists of Aviall, Inc. common stock, which is purchased on a regular and continuous basis on the open market. All dividends, including dividends from the Ryder Stock Fund (Fund C), are automatically reinvested in the Aviall common stock.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

    Investment Fund B ("Fund B") - Putnam Voyager Fund: Fund B consists primarily of common or capital stock, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock, or debt securities.

    Investment Fund C ("Fund C") - Ryder Stock Fund: Fund C was invested in Ryder System, Inc. common stock. This fund's balance was transferred from the Ryder Employee Savings Plan. No contributions have been made to this fund and any balances herein not transferred to other funds prior to December 31, 1995 were reinvested in Fund A, Company Stock Fund. Since Plan inception, all dividends have been reinvested in Fund A.

    Investment Fund D ("Fund D")  -  The Putnam Fund for Growth and Income:
    Fund D consists primarily of investments in attractively priced stocks that offer long-term growth potential while also providing income. This fund was created in 1994 as a result of the change in trustee.

    Investment Fund E ("Fund E") - Putnam Global Growth Fund: Fund E consists primarily of investments in the Pacific Rim, across Europe, within the Americas and elsewhere in the world to pursue a wide range of growth potential. This fund was created in 1994 as a result of the change in trustee.

    Investment Fund F ("Fund F") - Stable Value Fund: Fund F consists of investments in high-quality annuity (or similar) investment contracts issued by insurance companies or banks. This fund was created in 1994 as a result of the change in trustee.

    Investment Fund G ("Fund G") - Guaranteed Investment Contracts: Fund G consists of funding accounts established by guaranteed investment contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. All guaranteed investment contracts include benefit responsive terms. Such terms provide a guarantee by the issuer to pay principal plus accrued interest in response to benefit related requests for payment. This fund was liquidated in 1994 in connection with the change in trustee.

    Investment Fund H ("Fund H") - Short-Term Investment Fund: Fund H is a temporary short-term investment account established with Bankers Trust Company, which primarily invests in various income-producing short-term investments and accrues interest daily at the federal fund rate. This fund was liquidated in 1994 in connection with the change in trustee.

    Investment Fund I ("Fund I") - Conservative Growth Fund: Fund I may normally be invested in a variety of common, preferred, or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett Affiliated Fund. This fund was liquidated in 1994 in connection with the change in trustee.

    Investment Fund J ("Fund J") - Capital Appreciation Fund: Fund J consists of securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations, and

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

    reorganizations.   The fund may also engage  in  covered  call  option
    writing.   The  primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund. This fund was liquidated in 1994 in connection with the change in trustee.

    Investment Fund K ("Fund K") - Global Fund: Fund K consists of investments in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund may also invest in other global funds. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton World Fund. This fund was liquidated in 1994 in connection with the change in trustee.

    CONTRIBUTIONS

    The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan entitles non-highly compensated employees to defer up to 15% of their pre-tax compensation. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the non-discrimination tests. The maximum employee contribution for 1995 and 1994 is $9,240 and is limited by law. The Company matches 50% of the employee's annual contribution up to $400 per person based on certain requirements. However, pursuant to certain union contracts, union employees are limited to a maximum matching contribution of $200 annually for Carter Field union employees and $300 annually for Love Field union employees.

    Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Upon a distribution to a participant, related, non-vested Company contributions are forfeited and are used to offset future Company contributions. At December 31, 1995, no forfeited amounts remained unallocated to participant accounts.

    All contributions to the Plan are deposited with the trustee. At the employee's option, contributions are directed into separate investment funds, as discussed above.

    Effective January 1, 1996, the Plan was amended to allow employees to begin making elective contributions to the Plan on the later of their date of hire or January 1, 1996. Employees must still be 21 and have 1 year of qualified service before receiving employer matching contributions.

    ROLLOVERS

    Distributions from another qualified plan can be transferred into the Plan. In 1995 and 1994, rollover accounts in the amount of $79,766 and $108,821, respectively, were transferred into the Plan and are included in employee contributions on the statement of changes in net assets available for Plan benefits.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

    PAYMENT OF BENEFITS

    In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested value of their account in a lump-sum payment. Upon disability or death, a participant's Plan account balance immediately becomes fully vested. The payment shall be made within 90 days of the distribution value date for amounts less than $3,500. For amounts greater than $3,500, consent of the participant or beneficiary is required.

    Upon a participant's attainment of retirement age, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. Retirement age is defined as the earlier of the date on which a participant attains age 65 or the date on which a participant has both attained age 55 and completed at least 10 years of service. A lump-sum payment of the participant's account balance shall be made within 90 days of the distribution value date.

    The Plan allows hardship withdrawals for the following reasons:

         (1)  Payment of medical expenses;
         (2)  Purchase of a principal residence;
         (3)  Payment of tuition of post secondary education;
         (4) Payments to prevent the eviction or foreclosure of principal residence;
         (5)  Payment of income taxes;
         (6)  Payments for custodial rights expenses;
         (7)  Payments for expenses incurred by natural disaster;
         (8)  Payment of funeral expenses;
         (9)  Loss of income resulting from bad health or disability; and
        (10)  Any other reason deemed a financial hardship by the IRS.

    Certain restrictions are placed on participants taking a withdrawal from the Plan. Such restrictions include:

         (1) The amount withdrawn may not exceed the amount of immediate financial need.
         (2) The participant must obtain all non-taxable loans available under the Plan prior to applying for hardship withdrawal.
         (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the Internal Revenue Code, minus the employee's elective contributions for the year of the hardship distribution.
         (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after receipt of the hardship withdrawal.

    There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 1995 and 1994.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

    As of January 1, 1995, the Plan's withdrawal rules were amended to conform to the Internal Revenue Service safe harbor provisions.

    LOANS

    After participating in the Plan, or a combination of the Plan and another employer's qualified Plan for a minimum of 24 months, a participant may borrow from their vested account balance. Loans are limited to 50% of the vested account balance, not to exceed $50,000 nor less than $1,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for a principal residence, in which case the Retirement Committee of the Plan determines the term. Loans accrue interest at a rate which is comparable to that of most major lending institutions. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

    Effective January 1, 1996, the Plan's loan provisions were amended to allow participants to have no more than one loan outstanding at a given time. Participants with more than one loan outstanding prior to January 1, 1996 are not required to consolidate existing loans.

    PLAN TERMINATION

    The Company expects to continue the Plan indefinitely but the Company reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee.

    TRANSFER OF PLAN ASSETS

    In March 1995, the Plan sponsor closed the sale of its business aviation engine overhaul and aircraft and terminal services operations. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. The Plan assets relating to these employees totaled $6,036,725 and were transferred to the purchaser's qualified 401(k) plan in May 1995.

    In November 1994, the Plan sponsor closed the sale of its aircraft parts redistribution operation. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. The Plan assets relating to these employees totaled $1,612,491. This amount was transferred in 1995 and is reflected in the Plan's financial statements at December 31, 1994 as a payable to the purchaser's qualified 401(k) plan.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared on the accrual basis of accounting. Plan assets, except for guaranteed investment contracts and participant loans receivable, are stated at current value as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

    PLAN FEES AND EXPENSES

    All commissions, brokerage fees and expenses incident of the income or assets of the trust and the purchase or sale of securities by the trustee were paid with Plan assets. Trustee fees, basic recordkeeping fees and administrative expenses were also paid with Plan assets. Certain administrative services were performed by the Company at no cost to the Plan.

    PARTICIPANT LOANS RECEIVABLE

    Participant loans receivable represent cash advances to participants of the Plan.

    INVESTMENT VALUATION

    The trustee uses quoted market values to value all investments other than Guaranteed Investment Contracts ("GICs") and participant loans receivable. Due to the nature of GICs, no estimable market value is available; therefore, these investments are valued at contract value. The trustee has considered the credit quality of the issuer of guaranteed investment contracts in determining the requirement for a potential valuation allowance. No allowance has been provided at December 31, 1995 and 1994. Participant loans receivable are valued at cost which approximates fair value.

    SECURITIES TRANSACTIONS AND INVESTMENT INCOME

    Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

3.  INVESTMENTS

    Investments held by the Plan at December 31, 1995 and 1994 consisted of the following:

                                                       1995                                 1994
                                         --------------------------------        ------------------------------
                                                                 Current                              Current
                                             Cost                 Value             Cost               Value
                                         -----------          -----------        -----------        -----------

    Guaranteed investment contracts       $7,516,038           $7,516,038        $10,365,301        $10,365,301
    Pooled investment funds               21,874,205           25,908,461         22,379,044         22,515,405
    Common stock                           1,937,498            1,831,525          2,493,481          1,831,424
    Participant loans receivable           2,512,905            2,512,905          2,246,881          2,246,881
                                         -----------          -----------        -----------        -----------
                                         $33,840,646          $37,768,929        $37,484,707        $36,959,011
                                         ===========          ===========        ===========        ===========


    For the years ended December 31, 1995 and 1994, the fair value of the Plan's investments appreciated by $5,228,199 and depreciated by $1,111,103, respectively.

    For the years ended December 31, 1995 and 1994, the average annual yield earned on the guaranteed investment contracts was 6.91% and 7.33%, respectively.

    The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 1995 was as follows:

                                                                                 Number of          Current
    Description of Investment                                                      Shares            Value
    -------------------------                                                    ---------        -----------
    The Putnam Fund for Growth and Income                                         426,150         $ 6,899,364

    Putnam Global Growth Fund                                                     572,027         $ 5,714,552

    Putnam Voyager Fund                                                           793,769         $12,104,974

4.  TAX STATUS OF THE PLAN

    Management believes that the Plan is designed and is operated in accordance with the applicable requirements of the Internal Revenue Code (the "Code"). The trust established under the Plan to hold the Plan's assets is exempt from taxation under Code section 501(a). The Plan received a favorable tax determination letter dated September 1, 1995 from the Internal Revenue Service, and the Plan sponsor believes that the Plan as amended continues to qualify and operate as designed. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

    Management is unaware of any material variations in the operation of the Plan from the terms of the plan documents. Management believes the Plan is qualified under the applicable sections of the Code and ERISA. The Plan has complied with the fidelity bonding requirements of ERISA.

5.  SUBSEQUENT EVENTS

    In May 1996, the Plan sponsor closed the sale of its accessory services repair operation. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. The Plan assets relating to these employees are estimated at $1.5 million and are expected to be transferred to the purchaser's qualified 401(k) plan by July 1996.

    In June 1996, the Plan sponsor closed the sale of its engine services repair operations. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. The Plan assets relating to these employees are estimated at $18 million and are expected to be transferred to the purchaser's qualified 401(k) plan by January 1997.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- -------------------------------------------------------------------------------



                                                                            (c)
    (a)                          (b)                      Description of Investment including                        (e)
 Party in      Identity of Issue, Borrower, Lessor          Maturity Date, Rate of Interest,            (d)          Current
 Interest               or Similar Party                    Collateral, Par or Maturity Value          Cost           Value
 --------   ----------------------------------------     ---------------------------------------    ----------    -------------
            Corporate Common Stocks:
     *           Aviall, Inc.                            195,363 shares                              $1,937,498     $1,831,525

            Mutual Funds:
     *           The Putnam Fund for Growth and Income   426,150 shares                               5,844,633      6,899,364
     *           Putnam Global Growth Fund               572,027 shares                               5,392,908      5,714,552
     *           Putnam Voyager Fund                     793,769 shares                               9,447,093     12,104,974
     *           Putnam Stable Value Fund                1,189,571 shares                             1,189,571      1,189,571

     *      Participant Loans                            Interest rates range from 6.0% to 11.5%      2,512,905      2,512,905

            Guaranteed Investment Contracts:
                 Allstate                                GAC #GA-5404A, 6.650%, due 07/01/97            469,043        469,043
                 Principal Mutual                        GAC #4-10090, 8.400%, due 6/30/96            1,167,026      1,167,026
                 Aetna Life Insurance                    GAC #LT-14162, 7.850%, due 12/31/97          1,529,095      1,529,095
                 Lincoln National Life                   GAC #GA-9630V1, 5.000%, due 6/30/98            726,047        726,047
                 Life of Virginia                        GAC #GS 2746, 6.820%, due 12/31/97             349,757        349,757
                 Royal MacCabees Life                    GAC #930178, 8.850%, due 6/30/96               348,232        348,232
                 Hartford Life                           GAC #9861, 9.000%, due 1/20/96                 509,771        509,771
                 Protective Life                         GAC #GA 717-Cl, 6.910%, due 12/31/97           578,336        578,336
                 Provident Life                          GAC #627-05606, 6.350%, due 12/31/96           686,848        686,848
                 Continental Assurance                   GAC #GP12933, 5.170%, due 6/30/98              728,536        728,536
                 Life of Virginia                        GAC #GS 2752, 4.890%, due 12/31/97             423,347        423,347
                                                                                                    -----------    -----------
            Total Assets Held for Investment                                                        $33,840,646    $37,768,929
                                                                                                    ===========    ===========

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
FOR THE YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------




        (a)                                           Number of             (c)                (d)            (e)
    Identity of                  (b)                  Purchases          Purchase            Selling         Lease
  Party Involved         Description of Asset         or Sales             Price              Price          Rental
- ----------------     ----------------------------    -----------    -----------------     -------------    -----------
Putnam Investments   Putnam Global Growth Fund           402             $       -            $ 1,858,861      $     -

Putnam Investments   Putnam Voyager Fund                 311             $   2,167,737        $       -        $     -

Putnam Investments   Putnam Voyager Fund                 410             $       -            $ 2,513,208      $     -

Putnam Investments   Putnam Stable Value Fund            371             $   3,156,419        $       -        $     -

Putnam Investments   Putnam Stable Value Fund            410             $       -            $ 3,104,463      $     -





                                                                                      (h)
                                                           (f)                   Current Value
        (a)                                              Expense         (g)      of Asset on
    Identity of                  (b)                  Incurred with   Cost of     Transaction           (i)
  Party Involved         Description of Asset          Transaction     Asset          Date            Net Gain
- ----------------     ----------------------------     ------------- ----------- -----------------  ---------------
Putnam Investments   Putnam Global Growth Fund         $     -      $     -       $   1,803,859       $   55,002

Putnam Investments   Putnam Voyager Fund               $     -      $     -       $   2,167,737       $        -

Putnam Investments   Putnam Voyager Fund               $     -      $     -       $   2,130,906       $   382,302

Putnam Investments   Putnam Stable Value Fund          $     -      $     -       $   3,156,419       $         -

Putnam Investments   Putnam Stable Value Fund          $     -      $     -       $   3,104,463       $         -



(1) Transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1994 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN






                               INDEX TO EXHIBITS



Exhibit
   No.           Description                    Page
- ------         -------------------              ----

23       Consent of Independent Accountants     21


